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                                                                    EXHIBIT 11




                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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KITTY LaPERRIERE,                  :
                                   :
                  Plaintiff,       :
        -against-                  :
                                   :
WALLACE COMPUTER SERVICES INC.,    :         C.A. No. 14449
THEODORE DIMITRIOU and             :
ROBERT J. CRONlN,                  :
                                   :
                   Defendants.     :
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                             CLASS ACTION COMPLAINT

     Plaintiff, by her attorneys, for her Complaint alleges, upon information and belief, except as to the allegations contained in paragraph 2, which plaintiff alleges upon knowledge, as follows:

     1. Plaintiff brings this action on behalf of herself and all other shareholders of defendant Wallace Computer Services Inc. ("Wallace" or the "Company") similarly situated (the "Class") for declaratory and injunctive relief, and/or compensatory damages, arising from defendants' breach of fiduciary duty to the shareholders of Wallace. As detailed herein,


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defendants have acted contrary to the best interests of Wallace's public shareholders by, among other things, failing to investigate and consider fully offers by Moore Corporation Limited to purchase all outstanding shares of the Company. Defendants have taken these unlawful actions in violation of their fiduciary duties, for the purpose of entrenching themselves in managerial and directorial positions.


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                                   THE PARTIES

     2.   At all times relevant hereto, plaintiff Kitty
LaPerriere was an owner of Wallace common stock.

     3. Defendant Wallace is a Delaware corporation with its principal place of business located at 4600 West Roosevelt Road, Hillside, Illinois. Wallace is a leading provider of computer services and supplies such as business forms, commercial and promotional graphics printing, computer labels, machine ribbons, computer hardware and software, computer accessories and office products.

     4.   At all relevant times herein, defendant Theodore
Dimitriou ("Dimitriou") was the chairman of Wallace's Board of Directors. As of November 9, 1994, Dimitriou owned or controlled less than 0.6% of Wallace common stock. For the fiscal year ended July 31, 1994, Dimitriou received total compensation from Wallace in the amount of approximately $519,546.

     5.   At all relevant times herein, defendant Robert J.
Cronin ("Cronin") was the President, Chief Executive Officer and a Director of


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the Company.  As of November 9, 1994, Cronin owned or controlled less than
0.25% of Wallace common stock. For the fiscal year ended July 31, 1994, Cronin received total compensation from Wallace in the amount of approximately $568,987.

     6. The defendants referred to in paragraphs 4 and 5, above, are collectively referred to herein as the "Individual Defendants."


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                            CLASS ACTION ALLEGATIONS

     7. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court for declaratory, injunctive and other relief on his own behalf and as a class action, on behalf of all common stockholders of Wallace (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are being deprived of the opportunity to maximize the value of their Wallace shares by the wrongful acts of the defendants described herein.

     8. This action is properly maintainable as a class action for the following reasons:

     9. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are more than 22 million shares of Wallace common stock held by approximately 3,985 shareholders of record who are members of the Class. The holders of these shares are geographically dispersed throughout the United States. Wallace stock is listed and actively traded on the New York Stock Exchange.


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     10.  There are questions of law and fad which are common
to the members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

          a. whether the defendants, in bad faith and for improper motives, have prevented members of the Class from receiving the maximum value achievable for their shares of Wallace common stock;


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          b.   whether the defendants have failed to consider,
in good faith, the adequacy of unsolicited offers for the Company, including the adequacy of Moore's offers to purchase all outstanding Wallace shares;

          c. whether the defendants have engaged in conduct constituting unfair dealing to the detriment of the public stockholders of Wallace; and

          d. whether the defendants have breached their fiduciary and common law duties owed by them to plaintiff and the other members of the Class, including their duties of care and loyalty.

     11. The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

     12. Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.


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     13.  The prosecution of separate actions by individual
members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members


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of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

     14. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby rendering final injunctive or corresponding declaratory relief appropriate with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

     15. Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. These include paperwork systems and forms, labeling products and supplies, direct mail printing, and leading edge electronic forms, products and forms management services. The company has manufacturing, distribution and sales facilities throughout the United States.

     16. On or about February 24, 1995, Wallace was contacted by representatives of Moore Corporation Limited ("Moore") seeking to discuss a potential business combination between the two companies. Moore is the world's largest supplier of business forms and related services for tracking inventory


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and other corporate data, and is Wallace's chief competitor in those markets.

     17. According to Moore, a business combination between the two companies would provide cost savings as well as spreading products over more customers and countries. As stated in a correspondence sent to Wallace by Moore Chairman and Chief Executive Officer Reto Braun ("Braun"):


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       We believe the combination of Moore's strengths with Wallace's would accelerate our mutual efforts, creating a new entity capable of providing the full spectrum of integrated products and service offerings that today's customers demand on a global basis. Together we would redefine the industry.

     18. In spite of the attractive synergies offered by a potential merger with Moore, as well as the substantial premiums that could be obtained for Wallace's shareholders, Wallace's management, including the Individual Defendants, flatly refused to participate in any discussion concerning a business combination between the two companies. Undaunted, Moore's management made six or seven additional attempts since the initial overtures in February, 1995, to open up a dialogue with Wallace. Wallace, however, refused to respond to these overtures.

     19. During this period, Wallace became wary of Moore's efforts to discuss a business combination. Desperate to ensure that any takeover attempt would not be successful despite the potential benefits to Wallace's shareholders, the Company's Board enacted various measures to strengthen its anti-takeover defenses. For example, in June, 1995, the Company's Board adopted a rule that any business to be presented by a stockholder at an annual meeting must be presented 60 days before the meeting. Since the Company's next annual meeting is scheduled for November 1, 1995, this provision was designed to make it extremely difficult for Moore to organize any


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unsolicited takeover attempt in time for that meeting.  In addition, the Board adopted a "golden parachute" in which defendant Cronin would receive millions of dollars if his job duties were changed as the result of a takeover.


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     20.  The adoption of these anti-takeover measures and the
"stonewalling" of Moore's efforts to discuss a business combination were accomplished for no legitimate business purpose and were orchestrated by the Individual Defendants and other members of the Company's management solely to ensure that they could entrench themselves in their lucrative managerial and directorial positions with the Company, to the detriment of its stockholders.

     21. On July 30, 1995, as a result of Wallace's continued failure to negotiate with Moore for a sale of the Company, Moore announced its intention to bring its offer directly to Wallace's shareholders by commencing a tender offer for all Wallace Shares at $56 per share in cash for a total purchase price of approximately $1.3 billion. The $56 tender offer price represents an 84% premium over Wallace's share price on February 24, 1995, when Moore first contacted the Company regarding a business combination, and 42% over its most recent 30-day average closing price. Moore stated that the tender offer would be launched within a week and also announced that it would attempt to nominate three directors to Wallace's Board at the Company's annual shareholders meeting in November.

     22. Also, on July 30, Moore sent a letter to Wallace informing it of the tender offer and conveying Moore's continued willingness


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and desire to meet with Wallace's management to discuss the possibility of a mutually agreed upon transaction.  The letter stated, in part:

            As you know from our prior communications, the Board of Directors and management of Moore Corporation believe the combination of our two companies makes eminent business sense. Unfortunately, your Board specifically rejected our proposal to discuss a strategic


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       business combination.  We therefore felt we had no choice but to proceed with an offer directly to your shareholders. We continue to believe it is in the best interest of both companies to move expeditiously toward a mutually-agreed
       combination of our companies. . . .

            In the interim, we have noted your favorable results
       and our price reflects both your recent and anticipated
       performance.  We are confident that your shareholders will find our offer compelling. . . .

            We stand ready to meet with you and the Wallace Board and management at any time to discuss any aspect of our proposed combination so that you will share our confidence and enthusiasm for this transaction -- a transaction that serves the best interests of both of our companies and our shareholders, employees, customers and communities.

     23. The following day, on July 31, 1995, Moore filed a lawsuit against Wallace and members of its management in the United States District Court, District of Delaware, seeking an injunction to prevent the Company from exercising its "poison pill". This shareholder rights plan is triggered when anyone buys 20% or more of the Company's common stock and allows the other shareholders to buy new common stock at half price, thus rendering a tender offer prohibitively expensive. Moore thus asserts that Wallace "should not be allowed to deprive the shareholders of the opportunity to decide upon the merit of the offer." In addition, Moore alleges in its lawsuit, that Wallace's Board created an unreasonable obstacle to Moore's offer when in June it adopted the 60-day notification rule and golden parachute "in probable response" to Moore's overtures regarding a merger with Wallace.


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     24.  In reaction to the announcement of the tender offer,
the market price of Wallace shares surged $14 3/8 per share to close at $58 3/8 on July 31, 1995. This closing price, representing a $2 3/8 premium over the tender offer price, has led analysts to conclude that the


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market expects a higher offer to surface, either from Moore or another bidder.
For example, Burnham Securities analyst David Liebowitz was reported as saying "given the way the stock opened this morning, clearly there are a goodly number of investors who suspect a higher bid is in the offing." Similarly, Martin McDevitt, an analyst at Cleary Gull Reiland & McDevitt Inc., stated "people seem to be thinking another offer may be coming, so we'll just have to wait and see."

                     CAUSE OF ACTION AGAINST ALL DEFENDANTS

     25. As described above, Wallace's management, which as of the date of the company's last proxy statement collectively owned or controlled only 1.2% of Wallace's outstanding stock, has shown a pattern of entrenchment and failure to consider in good-faith Moore's offers to purchase the Company which may be in the best interests of Wallace's public shareholders. Accordingly, there is a substantial likelihood that, in the absence of this Court's intervention, the defendants will continue this pattern and refuse to consider in good faith Moore's tender offer and other acquisition offers that may arise. By virtue of these acts and conduct, the defendants are carrying out a preconceived plan to prevent the sale of the Company to any party, including Moore, in violation of their fiduciary duties and to the detriment of


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Wallace's public shareholders.  As a result, the public common stockholders of
Wallace will be wrongfully deprived of their ability to avail themselves of the substantial premium included in Moore's tender offer, and other acquisition otters which may materialize, thereby depriving them of the maximum value that can be achieved for their shares.

     26. The primary objective of defendants' plan to thwart acquisition offers for the Company is to entrench themselves in managerial and directorial positions, to the detriment


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of Wallace's shareholders.  Indeed, by their actions, defendants have acted in a manner to prevent the shareholders of Wallace from availing themselves of offers for their stock which are substantially higher than its recent market price.

     27. The defendants have committed further breaches of their fiduciary duty to the public stockholders of Wallace, by (i) failing to undertake an adequate evaluation of Wallace's worth as a potential merger or acquisition candidate; (ii) failing to give adequate consideration to the offer for Wallace submitted by Moore; (iii) considering and/or adopting extreme and unreasonable measures to prevent the sale of the Company; and/or (iv) failing to act so that the interests of the public stockholders of Wallace were protected.

     28. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owed to plaintiff and the other members of the Class, and aid and abet such breaches, and will not only prevent Wallace's shareholders from selling their shares to Moore for a fair and adequate price, but also will prevent other parties from making offers to acquire Wallace, all to the irreparable harm of the Class.


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     29.  Plaintiff and the other members of the Class have no
adequate remedy at law.

          WHEREFORE, plaintiff demands judgment and relief in his favor and in favor of the Class and against defendants, as follows:


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     A.   Declaring that this action be certified as a
proper class action and certifying plaintiff as Class representative;

     B. Declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class;

     C. Ordering that the defendants take appropriate measures to assure that the Moore tender offer and any other offers for the acquisition of Wallace are considered and evaluated by Wallace management adequately and in good faith in order to maximize shareholder value;

     D. Preliminarily and permanently enjoining the defendants from exercising Wallace's shareholder rights plan or adopting other extreme and unreasonable measures to prevent the sale of the Company;

     E. Awarding compensatory damages in an amount to be determined upon the proof submitted to the Court;

     F. Awarding the costs and disbursements of this action;


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     G.   Awarding plaintiffs counsel fees; and


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     H.   Awarding such other and further relief which
the Court may deem just and proper.

     Dated: August 1, 1995

                                   ROSENTHAL, MONHALT, GROSS & GOODESS, P.A.
                                   By:
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                                   First Federal Plaza, Suite 214
                                   P.O. Box 1070
                                   Wilmington, DE  19899-1070
                                   (302) 656-4433
                                   Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LITOWITZ BERGER
  & GROSSMANN
Vincent R. Cappucci
Henry A. Diamond
1285 Avenue of the Americas
New York, New York  10019
(212) 554-1400